July 29, 2024

Robert J. Bitterman
President and Chief Executive Officer
Phio Pharmaceuticals Corp.
11 Apex Drive, Suite 300A, PMB 2006
Marlborough, Massachusetts 01752

        Re: Phio Pharmaceuticals Corp.
            Registration Statement on Form S-1
            Filed July 26, 2024
            File No. 333-281052
Dear Robert J. Bitterman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven J. Abrams, Esq.